SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 22, 2005

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

This Report on Form 6-K contains a press release of Infineon Technologies AG dated March 21, 2005, announcing a broad licensing agreement signed with Rambus Inc. and the settlement of all existing claims between the two companies.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: March 22, 2005	By:	/s/ WOLFGANG ZIEBART

Dr. Wolfgang Ziebart
Chairman, President and
Chief Executive Officer

	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

News Release / Presseinformation

Infineon Technologies and Rambus Conclude Broad Licensing Agreement
Agreement Also Settles All Existing Claims between the Two Companies

Munich, Germany and Los Altos, California / USA – March 21, 2005 – Infineon Technologies (FSE/NYSE: IFX) and Rambus (NASDAQ: RMBS) announced that they have reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Infineon products.

Rambus has granted to Infineon a worldwide license to existing and future Rambus patents and patent applications for use in Infineon memory products. In exchange, Infineon will pay a quarterly license fee of US-Dollar 5.85 million starting by November 15, 2005 through November 15, 2007. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, Infineon will make additional quarterly payments which may accumulate up to a maximum of an additional US-Dollar 100 million.

The agreement also provides Infineon an option for acquiring certain other licenses. All licenses provide for Infineon to be treated as a “most-favored customer” of Rambus.

Infineon has simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces.

In addition to the licenses, the two companies have agreed to the immediate dismissal of all pending litigation and have released each other from all existing legal claims.

About Rambus Inc.
Rambus is one of the world's premier technology licensing companies specializing in the invention and design of high-speed chip interfaces. Since its founding in 1990, the company's innovations, breakthrough technologies and integration expertise have helped industry-leading chip and system companies solve their most challenging and complex I/O problems and bring their products to market. Rambus's interface solutions can be found in numerous computing, consumer, and communications products and applications. Rambus is headquartered in Los Altos, Calif., with regional offices in Chapel Hill, North Carolina, Taipei, Taiwan and Tokyo, Japan. Additional information is available at www.rambus.com.

About Infineon
Infineon Technologies AG, Munich, Germany, offers semiconductor and system solutions for automotive, industrial and multimarket sectors, for applications in communication, as well as memory products. With a global presence, Infineon operates through its subsidiaries in the US from San Jose, CA, in the Asia-Pacific region from Singapore and in Japan from Tokyo. In fiscal year 2004 (ending September), the company achieved sales of Euro 7.19 billion with about 35,600 employees worldwide. Infineon is listed on the DAX index of the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX). Further information is available at www.infineon.com.

This news release is available online at http://www.infineon.com/news/.

For the Business and Trade Press: INFXX200503.046e

Media Relations Corporate	Name:	Phone / Fax:	Email:
Worldwide Headquarters	Guenter Gaugler	+49 89 234 28481 / 28482	guenter.gaugler@infineon.com
U.S.A.	Christoph Liedtke	+1 408 501 6790 / 2424	christoph.liedtke@infineon.com
Asia	Kaye Lim	+65 6840 0689 / 0073	kaye.lim@infineon.com
Japan	Hirotaka Shiroguchi	+81 3 5449 6795 / 6401	hirotaka.shiroguchi@infineon.com
Investor Relations	EU/APAC +49 89 234 26655	USA/CAN +1 408 501 6800	investor.relations@infineon.com